ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated November 5, 2008

100% Principal Protection Callable Spread Daily Range Accrual Notes with Interest Linked to the Spread Between the USD 30-Year Swap Rate and the USD 2-Year Swap Rate

UBS AG $•   Notes due on or about November 29, 2013

Callable Commencing May 2009

Investment Description

100% Principal Protection Callable Spread Daily Range Accrual Notes (the “Notes”) are notes issued by UBS AG (“UBS”) with interest linked to the excess, if any, of the USD 30-year Swap Rate over the USD 2-year Swap Rate. The Notes will pay interest quarterly at the “Applicable Interest Rate,” which is based on the product of the “Base Rate” and the number of calendar days on which the Daily Spread (as defined below) equals or exceeds 0.00% during the “Interest Period” divided by the total calendar days in such Interest Period. The maximum interest rate for any Interest Period is the Base Rate, and the Notes will only bear interest for such Interest Period at that rate if the Daily Spread remains equal to or above 0.00% on every day during such Interest Period. You will not earn interest for any day on which the Daily Spread is less than 0.00%. Accordingly, the actual interest payable on your Notes for an Interest Period may be zero, and your return for any Interest Period over the life of the Notes could be significantly less than the Base Rate for that Interest Period. The 100% principal protection feature applies only if you hold the Notes until maturity. Any payment on the Notes, including the 100% principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Interest — Interest will be linked to the excess, if any, of the USD 30–year Swap Rate over the USD 2–year Swap Rate during the applicable Interest Period.
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to 100% of your principal plus interest, if any, payable on such date.*
☐	Base Rate — The Base Rate is expected to be between 6.50% and 7.00% (the actual Base Rate will be determined on the Trade Date).
☐	Notes Callable — Commencing on the Interest Payment Date in May 2009 and thereafter, the Notes are callable by the Issuer quarterly on any Interest Payment Date by giving at least five Business Days’ notice.
*	100% principal protection only applies if the Notes are held to maturity, and is subject to the creditworthiness of UBS.

Key Dates**

Trade Date	November 24, 2008
Settlement Date	November 28, 2008
Maturity Date	November 29, 2013
Interest Payment Dates	The last Business Day of each February, May, August and November, commencing on February 27, 2009.
First Call Date	The Interest Payment Date in May 2009.
**	Expected — In the event that we make any change to the expected Trade Date and Settlement Date, the Maturity Date and Interest Payment Dates will be changed to ensure that the stated term of the Notes remains the same.
Notes Offered

These preliminary terms relate to Notes linked to the excess of the USD 30-year Swap Rate over the USD 2-year Swap Rate. The Notes are offered at $1,000 per Note and integral multiples in excess thereof. The Base Rate will be set on the Trade Date.

Notes	Base Rate*	CUSIP	ISIN
100% Principal Protection Callable Spread Daily Range Accrual Notes linked to the excess of the USD 30-year Swap Rate over the USD 2-year Swap Rate	6.50% – 7.00%	90261KPE4	US90261KPE46
*	To be set on the Trade Date

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the 100% Principal Protection Range Accrual Notes (“PPRAN”) product supplement relating to the Notes, and the accompanying prospectus as supplemented by this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-13 of the PPRAN product supplement relating to the Notes for risks related to an investment in the Notes. You will not earn interest for any day on which the Daily Spread is less than 0.00%. Accordingly, the actual interest payable on your Notes for an Interest Period may be zero, and your return for any Interest Period over the life of the Notes could be significantly less than the Base Rate for that Interest Period.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this free writing prospectus, the accompanying product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
100% Principal Protection Callable Spread Daily Range Accrual Notes linked to the excess of the USD 30-year Swap Rate over the USD 2-year Swap Rate		$1,000.00		$15.00		$985.00

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site as follows:

♦	PPRAN product supplement dated August 7, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000095010307002023/dp06544e_424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Callable Spread Daily Range Accrual Notes” or the “Notes” refer to the Notes offered hereby. Also, references to the “PPRAN product supplement” mean the UBS prospectus supplement, dated August 7, 2007, relating to the range accrual notes generally, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment that is 100% principal protected if held to maturity.
♦	You seek an investment with a return linked to the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate and understand the complex factors that influence long- and short-term interest rates in general and swap rates in particular.
♦	You believe that, generally, the USD 30-year Swap Rate will be equal to or exceed the USD 2-year Swap Rate during the period you will hold the Notes.
♦	You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving no interest on your Notes for some or all of the 5-year term of your Notes.
♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.
♦	You are comfortable holding Notes that are callable by the Issuer.
♦	You are comfortable with the creditworthiness of UBS, as the Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You believe that there will be a significant number of days over the term of the Notes on which the USD 30-year Swap Rate will be less than the USD 2-year Swap Rate, such that the Notes will provide you with a return than is less than the Base Rate or may even be zero.
♦	You are not familiar with the complex factors that influence long– and short–term interest rates and swap rates.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to hold the Notes until maturity.
♦	You are uncomfortable holding Notes with unpredictable interest payments which could result in your receiving no interest for some or all of the 5-year term of your Notes.
♦	You are not comfortable investing in Notes that are callable by the issuer.
♦	You are unable or unwilling to assume the credit risk associated with UBS, as the Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 5 and more detailed “Risk Factors” beginning on page PS-13 of the PPRAN product supplement relating to the Notes for risks related to an investment in the Notes.

Indicative Terms

Issuer:	UBS AG, Jersey Branch
Issue Price:	$1,000 per Note
Term:	5 years, subject to an early redemption right exercisable on any day and commencing in May 2009.
Interest:	The Notes will bear interest at the Applicable Interest Rate, payable quarterly in arrears on the last Business Day of each February, May, August and November, commencing on February 27, 2009 (each such date an “Interest Payment Date”).
Base Rate:	6.50% to 7.00% per annum (to be determined on the Trade Date)
Applicable Interest Rate:	The Base Rate multiplied by a fraction, the numerator of which is the number of calendar days (including non-Business Days) on which the Daily Spread is greater than or equal to 0.00% during that Interest Period and the denominator of which is the total number of calendar days (including non-Business Days) in that Interest Period.
Daily Spread:	For any day in an Interest Period:
Daily Spread = USD 30–year Swap Rate minus USD 2–year Swap Rate
Provided, that:
• The Daily Spread with respect to any Saturday, Sunday or any other day which is not a Business Day will be the Daily Spread for the immediately preceding Business Day; and
• The Daily Spread in effect on the fifth Business Day prior to any Interest Payment Date will apply with respect to each subsequent day to (and including) that Interest Payment Date.
Interest Period:	Quarterly, beginning on (and including) each Interest Payment Date (or the Settlement Date, in the case of the first Interest Period) and ending on (but excluding) the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).
Redemption Price:	100% of the Issue Price per Note plus any accrued but unpaid interest on the Notes to, but excluding, the date of redemption.
Issuer’s Call Option:	The Issuer may, at its election, redeem the Notes in whole, but not in part, at the Redemption Price, on any Interest Payment Date occurring in or after May 2009 by giving at least five Business Days’ prior written notice to the indenture trustee.

USD 30-year Swap Rate:	On any day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1 on that date, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “General Terms of the Notes—Interest—Reference Rate” in the PPRAN product supplement. The USD 30-year Swap Rate on November 4, 2008 (expressed as a percentage) was 4.256%.
USD 2-year Swap Rate:	On any day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of two years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time, on that day. If such rate does not appear on the Reuters Screen ISDAFIX1 on that date, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “General Terms of the Notes — Interest — Reference Rate” in the PPRAN product supplement. The USD 2-year Swap Rate on November 4, 2008 (expressed as a percentage) was 2.5145%.
Principal Protection:	100% if held to maturity.(1)
Denominations:	$1,000 and integral multiples in excess thereof.
Calculation Agent:	UBS AG, acting through its London Branch.
Business Day:	Any Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.
Any payment on your Notes that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, unless such day falls in the next calendar month, in which case the payment date will be the last Business Day of the then current calendar month, in each case, with the same effect as if paid on the original due date.
(1)	Principal protection is provided by UBS, as Issuer, and therefore is dependent on the ability of UBS to satisfy its obligations when they become due.

How Will the Applicable Interest Rate In Respect of Each Interest Period Be Calculated?

The Applicable Interest Rate and, therefore, the amount of interest that will accrue on the Notes in respect of any Interest Period, will depend on the Daily Spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate and will be calculated as follows:

Step 1:	Determine the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate (the “Daily Spread”) for each day during the Interest Period according to the following methodology:
♦	“Daily Spread”:
♦	for any Business Day during an Interest Period the amount (expressed as a percentage per annum) equal to the excess (if any) of the USD 30-year Swap Rate over the USD 2-Year Swap Rate on such day;
♦	for any calendar day in such Interest Period that is not a Business Day, the Daily Spread shall be the Daily Spread on the immediately preceding Business Day; and
♦	for each calendar day in the Interest Period starting on the fourth Business Day prior to an Interest Payment Date up to and including the Interest Payment Date, the Daily Spread shall be the Daily Spread on the fifth Business Day prior to that Interest Payment Date.
Step 2:	Calculate the Applicable Interest Rate:

The Applicable Interest Rate for such Interest Period will be equal to the product of (a) the Base Rate, and (b) a fraction, the numerator of which is equal to the number of days during such Interest Period on which the Daily Spread is greater than or equal to 0.00% and the denominator of which is the number of actual days in such Interest Period.

Another way to express the Applicable Interest Rate for an Interest Period is as a formula:

Applicable Interest Rate = Base Rate × (n/N)

where “Base Rate” is equal to •  % per annum*;

“n” is equal to the number of days during such Interest Period on which the Daily Spread is greater than or equal to 0.00%; and

“N” is the number of actual days in such Interest Period.

Step 3:	Calculate the amount of interest to be paid on the Notes:

The amount of interest to be paid on the Notes for an Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) the number of days in that Interest Period divided by 360 (with the number of days to be calculated on the basis of a year of 360 days consisting of twelve 30-day months).

*	The actual Base Rate for the Notes will be set on the Trade Date.

Hypothetical Examples and Return Table of the Notes at MaturityTable 0px Font 9pt

The following table illustrates the payment at maturity for a $1,000 Note on a hypothetical offering of the Notes, with the following assumptions:*

Principal amount of the Notes:	$1,000
Number of days in the interest period:	90
Base Rate	6.75% per annum
*	The actual Base Rate for the Notes will be set on the Trade Date.

The following table illustrates how the interest payment is calculated based on the number of days the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate is greater than or equal to 0.00%:

Base Rate	Number of days in an Interest Period for which the Daily Spread is greater than or equal to 0.00%	Applicable Interest Rate (annualized)	Interest paid in the Interest Period
6.75%	90	6.75%	$16.88
6.75%	60	4.50%	$11.25
6.75%	30	2.25%**	$5.63**
6.75%	0	0%	0
**	Given the Base Rate and the number of days in the Interest Period for which the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate is greater than or equal to 0.00% (as set out in the table), the Applicable Interest Rate and the amount of interest to be paid is calculated, respectively, as follows:
♦	Applicable Interest Rate = 6.75% × (30/90) = 2.25%
♦	Interest Amount = $1,000 × 2.25% (90/360) = $5.63

Fluctuations in the level of the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate make the effective return on the Notes difficult to predict and can result in effective interest rates on the Notes that are lower than anticipated and which can equal zero for one or more Interest Periods.

Key Risks

The return on the Notes is linked to the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate, and may entail certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. This section contains a non-exhaustive summary of key risks relating to investment in the Notes. For a more detailed discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page PS-13 of the PPRAN product supplement relating to the Notes. We urge you to read the following information about these risks, together with the other information in this free writing prospectus and the Product Supplement and accompanying prospectus to which it relates, as well as to consult with your own investment, legal, tax, accounting and other advisors with respect to your personal circumstances before investing in the Notes.

Limitation on returns on the Notes — The interest payable on the Notes is uncertain and the maximum interest payable during any Interest Period is the Base Rate, which is expected to be between 6.50% and 7.00% per annum (to be determined on the Trade Date). For every day during an Interest Period on which the Daily Spread (i.e., the difference between the USD 30-Year Swap Rate and the USD 2-Year Swap Rate) is less than 0.00%, the Applicable Interest Rate for that interest period will be reduced. If the Daily Spread is less than 0.00% on every day during an Interest Period, the Applicable Interest Rate for that Interest Period will be zero. As a result, your return on the Notes for any Interest Period may be zero. The return over the life of the Notes could be significantly less than the Base Rate and could be zero.

Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and Maturity Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.

There may be little or no secondary market for the Notes — The Notes will not be listed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity may be at a substantial discount from the initial price to public and, as a result, you may suffer substantial losses.

We may choose to redeem the Notes — We may redeem your Notes on any Interest Payment Date in or after May 2009. If the Notes are redeemed, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate comparable to that of the Notes.

Market factors may influence whether we exercise our right to redeem the Notes prior to their scheduled maturity — It is more likely that we will redeem the Notes prior to their stated Maturity Date to the extent that the spread between the USD 30-Year

Swap Rate and the USD 2-Year Swap Rate increases and results in an amount of interest in respect of the Notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If the Notes are called prior to the Maturity Date, you may be unable to invest in securities with similar risk and yield as the Notes and replacement investments may be more expensive than your investment in the Notes. Your ability to realize market value appreciation and any interest on the Notes is limited by our right to redeem the Notes prior to their scheduled maturity.

Information about historical values may not be indicative of future values — Historical performance of the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate should not be taken as an indication of the future performance of the USD 30-year Swap Rate and the USD 2-year Swap Rate during the term of the Notes. It is impossible to predict whether the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate will increase or decrease in the future. The spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate will be influenced by complex and interrelated political, economic, financial and other factors.

The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the USD 30-Year Swap Rate and the USD 2-Year Swap Rate on any day and expectations relating to the future level of the USD 30-Year Swap Rate and the USD 2-Year Swap Rate will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc., any of our other affiliates or any other market maker;
♦	economic, financial, political and regulatory or judicial events that affect financial markets generally;
♦	interest rates in the market generally;
♦	the time remaining to maturity;
♦	our right to redeem the Notes;
♦	the creditworthiness and credit ratings of UBS; and
♦	expectations about future levels and volatility of the USD 30-Year Swap Rate and the USD 2-Year Swap Rate.

Credit of UBS — The Notes are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial price to public since the price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

Potential conflict of interest — You should be aware that UBS AG, acting through its London Branch, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate or the number of days on which interest will accrue. UBS AG, London Branch, will, among other things, also determine the applicable interest rate and the redemption price of the Notes. Because these determinations by the Calculation Agent will affect the interest, redemption price and the payment at maturity on the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.

Potential UBS impact on price — UBS and its affiliates are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents for its customers, and therefore at any given time, we may be a party to one or more transactions related to the USD 30-year Swap Rate or the USD 2-year Swap Rate. Any of these activities may adversely affect the Daily Spread and, therefore, the market value of the Notes.

Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the Daily Spread and, therefore, the market value of the Notes.

Historical Behavior of the Spread Between the USD 30-Year Swap Rate and the USD 2-Year Swap Rate

The graph below illustrates the differences between the USD 30-year Swap Rate and the USD 2-year Swap Rate from October 28, 1998 to November 4, 2008. In considering this historical information, you should note that the Calculation Agent’s determination of whether interest will accrue on the five Business Days prior to any Interest Payment Date will be based on the Daily Spread only on the fifth Business Day prior to such Interest Payment Date. Accordingly, the Daily Spread on the four Business Days prior to any Interest Payment Date will not be considered in determining whether interest will accrue on such four Business Days.

Source: Bloomberg L.P.

Historical trends are not indicative of future behavior of the USD 30-year Swap Rate and the USD 2-year Swap Rate and the spread between the USD Swap Rates.

What Are the Tax Consequences of the Notes?

The following supplements the discussion under “Certain United States Federal Income Tax Considerations — Variable Rate Debt Instruments” on page PS-28 of the PPRAN product supplement and is subject to the limitations and exceptions set forth therein.

Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information), unless the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. We do not expect there to be significant “front-loading” or “back-loading” of interest payments on the Notes. Assuming that the Notes are not reasonably expected to provide for significant “front-loading” or “back-loading” of interest, in the opinion of our counsel, Sullivan & Cromwell LLP, the Notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes.

If the Notes are so treated, in general, interest paid or accrued on the Notes should be includable in the gross income of a U.S. Holder, at the time such interest is accrued or received, in accordance with such holder’s method of accounting. In addition, upon a sale, exchange or retirement of the Notes (including at maturity), a U.S. Holder should recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such holder’s adjusted tax basis in the Note, which should equal the amount such holder paid to acquire the Note. You should read carefully the section in the PPRAN product supplement entitled “Certain United States Federal Income Tax Considerations.”

Alternatively, if the Notes were found to have, as of their issuance, significant “front-loading” or “back-loading” of interest, it is possible that your Notes could be characterized as contingent payment obligations subject to rules described under the heading “Certain United States Federal Income Tax Considerations — Contingent Payment Debt Instruments” on page PS-28 of the PPRAN product supplement.

Generally, there will be no withholding on amounts paid to a Non-U.S. Holder, provided certain certification requirements are satisfied.

Please see the accompanying prospectus for a discussion of certain Swiss tax considerations relating to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. Dollars.

As of September 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Short term debt issued(1)	159,684	142,060
Long term debt issued(1)	158,661	141,150
Total debt issued(1)	318,345	283,210
Minority Interest(2)	8,448	7,516
Shareholders’ Equity	46,412	41,290
Total capitalization	373,205	332,016

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88963 (the exchange rate in effect as of September 30, 2008).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.